AMENDED AND RESTATED OPERATING AGREEMENT

among

BLUE WORLD VOYAGES, LLC

and

THE MEMBERS NAMED HEREIN

dated as of

[DECEMBER 1, 2017]

TABLE OF CONTENTS

AMENDED & RESTATED
OPERATING AGREEMENT

This Amended and Restated Operating Agreement (the "Agreement") of BLUE WORLD VOYAGES LLC, a Florida limited liability company (the "**Company**"), is entered into as of [December 1, 2017] by and among the Company, the Initial Members executing this Agreement as of the date hereof, and each other Person who after the date hereof becomes a Member of the Company and becomes a party to this Agreement by executing a Joinder Agreement.

RECITALS

WHEREAS, the Company was formed as a limited liability company, for the purposes set forth in Section 2.05 of this Agreement, on April 28, 2016, when the Company's articles of organization (the "**Articles of Organization**") became effective upon filing with the Florida Department of State, Division of Corporations pursuant to and in accordance with the RLLCA; and

WHEREAS, the parties wish to enter into this Agreement setting forth the terms and conditions governing the operation and management of the Company and the other matters set forth herein.

NOW, **THEREFORE**, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in this Section 1.01:

"**Additional Capital Contribution**" has the meaning set forth in Section 3.02.

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

      (a)   crediting to such Capital Account any amount that such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i); and

      (b)   debiting to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Adjusted Taxable Income**" of a Member for a Fiscal Year (or portion thereof) with respect to the Membership Interest held by such Member means the federal taxable income allocated by the Company to the Member with respect to its Membership Interest (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Fiscal Year (or portion thereof); *provided*, that such taxable income shall be computed (a) minus any excess taxable loss or excess taxable credits of the Company for any prior period allocable to such Member with respect to its Membership Interest that were not previously taken into account for purposes of determining such Member's Adjusted Taxable Income in a prior Fiscal Year to the extent such loss or credit would be available under the Code to offset income of the Member (or, as appropriate, the direct or indirect owners of the Member) determined as if the income, loss, and credits from the Company were the only income, loss, and credits of the Member (or, as appropriate, the direct or indirect owners of the Member) in such Fiscal Year and all prior Fiscal Years, and (b) taking into account any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754.

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" means this Amended and Restated Operating Agreement, as executed and as it may be amended, modified, supplemented or restated from time to time, as provided herein.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Articles of Organization**" has the meaning set forth in the Recitals.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided,* that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Manager in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3).

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

  (a) the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b)   immediately prior to the distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such distribution;

(c)   the Book Value of all Company assets may, in the sole discretion of the Manager, be adjusted to equal their respective gross Fair Market Values, as reasonably determined by the Manager, as of the following times:

(i)   the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration for more than a *de minimis* Capital Contribution;

(ii)   the distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company; and

(iii)   the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

(d)   the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); *provided*, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e)   if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Business Day**" means a day other than a Saturday, Sunday or other day on which commercial banks in the state of Florida are authorized or required to close.

"**Capital Account**" has the meaning set forth in Section 3.03.

"**Capital Contribution**" means any Member's contribution to the capital of the Company in cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Change of Control**" means: (a) the sale of all or substantially all of the assets of the Company to an Independent Third Party; (b) a sale resulting in more than 51% of the Membership Interests of the Company being held by an Independent Third Party; or (c) a merger, consolidation, recapitalization or reorganization of the Company with or into an Independent Third Party that results in the inability of the Members to designate or elect a majority of the managers or the board of directors (or its equivalent) of the resulting entity or its parent company.

"**Code**" means the Internal Revenue Code of 1986.

"**Common Units**" means the "Common Membership Units" authorized and designated in this Agreement with the rights, preferences, privileges, and obligations set forth in this Agreement. There are 500,000 authorized Common Units.

"**Company**" has the meaning set forth in the Preamble.

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Treasury Regulations Section 1.704-2(b)(2), substituting the term "Company" for the term "partnership" as the context requires.

"**Confidential Information**" has the meaning set forth in Section 13.03(a).

"**Covered Person**" has the meaning set forth in Section 10.01(a).

"**Electronic Transmission**" means any process of communication not directly involving the physical transfer of paper that is suitable for the retention, retrieval and reproduction of information by the recipient.

"**Equity Securities**" means any and all Membership Interests of the Company and any securities of the Company convertible into, or exchangeable or exercisable for, such Membership Interests, and warrants or other rights to acquire Membership Interests.

"**Estimated Tax Amount**" of a Member for a Fiscal Year means the Member's Tax Amount for such Fiscal Year as estimated in good faith from time to time by the Manager. In making such estimate, the Manager shall take into account amounts shown on Internal Revenue Service Form 1065 filed by the Company and similar state or local forms filed by the Company for the preceding taxable year and such other adjustments as the Manager reasonably determines are necessary or appropriate to reflect the estimated operations of the Company for the Fiscal Year.

"**Excess Amount**" has the meaning set forth in Section 6.02(c).

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Manager on such factors as the Manager, in the exercise of its reasonable business judgment, considers relevant.

"**Family Members**" has the meaning set forth in Section 9.02(b).

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"**Independent Third Party**" means, with respect to any Member, any Person who is not an Affiliate or other Permitted Transferee of such Member.

"**Initial Member**" has the meaning set forth in the term Member.

"**Joinder Agreement**" means the joinder agreement in form and substance attached hereto.

"**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance or other restriction or limitation of any nature whatsoever.

"**Liquidator**" has the meaning set forth in Section 12.03(a).

"**Losses**" has the meaning set forth in Section 10.01(b).

"**Manager**" means, initially, John Richards (CEO), Eugene J Meehan (Executive) or E Harold Gassenheimer (CFO), or such other Member as may be designated or become a Manager pursuant to the terms of this Agreement.

"**Member**" means (a) each Person identified on the Members Schedule as of the date hereof as a Member and who has executed this Agreement or a counterpart thereof (each, an "**Initial Member**"); and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the RLLCA, in each case so long as such Person is shown on the Company's books and records as the owner of Membership Interests. The Members shall constitute "members" (as that term is defined in the RLLCA) of the Company.

"**Member Nonrecourse Debt**" means "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"**Member Nonrecourse Deduction**" means "partner nonrecourse deduction" as defined in Treasury Regulations Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"**Members Schedule**" has the meaning set forth in Section 3.01.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (a) to its distributive share of Net Income, Net Losses and other items of income, gain, loss and deduction of the Company; (b) to its distributive share of the assets of the Company; (c) to vote on, consent to or otherwise participate in any decision of the Members as provided in this Agreement; and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the RLLCA. The Membership Interest of each Member shall be expressed in Common Membership Units and shall be as set forth in the Members Schedule.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

        (a)   any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

        (b)   any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(I) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

        (c)   any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

        (d)   any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g);

        (e)   if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

        (f)   to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**Nonrecourse Deductions**" has the meaning set forth in Treasury Regulations Section 1.704-2(b).

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Offered Securities**" has the meaning set forth in Section 9.03(a).

"**Offering Member**" has the meaning set forth in Section 9.03(a).

"**Offering Member Notice**" has the meaning set forth in Section 9.03(b).

"**Officers**" has the meaning set forth in Section 7.03.

"**Partnership Representative**" has the meaning set forth in Section 11.04(a).

"**Permitted Transfer**" means a Transfer of Membership Interests carried out pursuant to Section 9.02.

"**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"**Pro Rata Share**" means:

(a)   for purposes of Section 3.02, with respect to any non-contributing Member in an Additional Capital Contribution, on any date that an Additional Contribution is made, a fraction determined by dividing (i) such non-contributing Member's Membership Interest immediately prior to the Additional Capital Contribution by (ii) the sum of (x) such non-contributing Member's Membership Interest immediately prior to the Additional Capital Contribution and (y) the Membership Interest held by all other non-contributing Members immediately prior to such Additional Capital Contribution.

(b)   [for the purposes of Section 8.01, with respect to any Member, a percentage equal to such Member's Membership Interest immediately prior to such issuance of New Securities.

(c)   for the purposes of Section 9.03, with respect to any Purchasing Member a percentage equal to a fraction determined by dividing (i) such Purchasing Member's Membership Interest immediately prior to such Transfer by (ii) the sum of (x) such Purchasing Member's Membership Interest immediately prior to such Transfer and (y) the Membership Interests held by all other Purchasing Members immediately prior to such Transfer.

"**Purchasing Member**" has the meaning set forth in Section 9.03(c).

"**Quarterly Estimated Tax Amount**" of a Member for any calendar quarter of a Fiscal Year means the excess, if any, of (a) the product of (i) a quarter (1/4) in the case of the first calendar quarter of the Fiscal Year, half (1/2) in the case of the second calendar quarter of the Fiscal Year, three-quarters (3/4) in the case of the third calendar quarter of the Fiscal Year, and one (1) in the case of the fourth calendar quarter of the Fiscal Year and (ii) the Member's Estimated Tax Amount for such Fiscal Year over (b) all distributions previously made during such Fiscal Year to such Member.

"**Regulatory Allocations**" has the meaning set forth in Section 5.02(e).

"**Related Party Agreement**" means any agreement, arrangement or understanding: (a) in which a Member or Manager is directly or "indirectly" a party as defined by Section 605.04092(1)(a) of the RLLCA; (b) in which a Member or Manager has a direct or "indirect material financial interest" as defined by Section 605.04092(1)(b) of the RLLCA; or (c) between the Company and any Manager, Member, Officer or other employee of the Company or any Affiliate of a Manager, Member, Officer or other employee of the Company; in each case, as such agreement may be amended, modified, supplemented or restated in accordance with the terms of this Agreement.

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person.

"**RLLCA**" means the Florida Revised Limited Liability Company Act.

"**ROFR Offer Notice**" has the meaning set forth in Section 9.03(c)(i).

"**ROFR Offer Notice Period**" has the meaning set forth in Section 9.03(c).

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Shortfall Amount**" has the meaning set forth in Section 6.02(b).

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Tax Advance**" has the meaning set forth in Section 6.02(a).

"**Tax Amount**" of a Member for a Fiscal Year means the product of (a) the Tax Rate for such Fiscal Year and (b) the Adjusted Taxable Income of the Member for such Fiscal Year with respect to its Membership Interest.

"**Tax Matters Member**" has the meaning set forth in Section 11.04(a).

"**Tax Rate**" of a Member, for any period, means the highest effective marginal combined federal, state and local tax rate applicable to an individual residing in Miami, Florida (or, if higher, a corporation doing business in Miami, Florida), taking into account (a) the deductibility of state and local taxes for United States federal income tax purposes and (b) the character (for example, long-term or short-term capital gain, ordinary or exempt) of the applicable income. For the avoidance of doubt, in calculating the Tax Rate, the imposition of the alternative minimum tax shall also be taken into account.

"**Taxing Authority**" has the meaning set forth in Section 6.03(b).

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Membership Interests owned by a Person or any interest (including a beneficial interest or "transferable interest" as defined by Section 605.0102(66) of the RLLCA) in any Membership Interests owned by a Person. "**Transfer**" when used as a noun, and "**Transferred**" when used to refer to the past tense, shall have correlative meanings. "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Waived ROFR Transfer Period**" has the meaning set forth in Section 9.03(d).

"**Withholding Advances**" has the meaning set forth in Section 6.03(b).

Section 1.02   Interpretation. For purposes of this Agreement: (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Exhibits and Schedules mean the Articles and Sections of, and Exhibits and Schedules attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, restated, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute or Applicable Law means such statute or Applicable Law as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE II
ORGANIZATION

Section 2.01   Formation.

(a)   The Company was formed on April28, 2016, pursuant to the provisions of the RLLCA, upon the filing of the Articles of Organization with the Department of State of the State of Florida.

(b)   This Agreement shall constitute the "operating agreement" (as that term is used in the RLLCA) of the Company. The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the RLLCA and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the RLLCA in the absence of such provision, this Agreement shall, to the extent permitted by the RLLCA, control.

Section 2.02   Name. The name of the Company is "BLUE WORLD VOYAGES LLC" or such other name or names as may be designated by the Members pursuant to Section 7.02(l); *provided*, that the name shall always contain the words "limited liability company" or the abbreviation "L.L.C." or "LLC." Amendments to the Articles of Organization (to reflect any such name change approved in accordance with this Agreement) may be made by the Manager without the consent of the Members. The Company may conduct business under any fictitious name required by local law or otherwise deemed desirable by the Manager.

Section 2.03   Principal Office. The principal office of the Company is located at 142 SANS SOUCI DRIVE, CORAL GABLES, FL 33133, or such other place as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members. Amendments to the Articles of Organization to reflect any such principal office change in accordance with this Agreement may be made by the Manager without the consent of the Members.

Section 2.04   Registered Office; Registered Agent.

(a)   The registered office of the Company shall be the office of the initial registered agent named in the Articles of Organization or such other office (which need not be a place of business of the Company) as the Manager may designate from time to time in the manner provided by the RLLCA and Applicable Law. Amendments to the Articles of Organization to reflect any such registered office change in accordance with this Agreement may be made by the Manager without the consent of the Members.

(b)   The registered agent for service of process on the Company in the State of Florida shall be the initial registered agent named in the Articles of Organization or such other Person or Persons as the Manager may designate from time to time in the manner provided by the RLLCA and Applicable Law. Amendments to the Articles of Organization to reflect any such registered agent change in accordance with this Agreement may be made by the Manager without the consent of the Members.

Section 2.05   Purpose; Powers.

(a)   The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the RLLCA and to engage in any and all activities necessary or incidental thereto.

(b)   The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the RLLCA.

Section 2.06   Term. The term of the Company commenced on the date the Articles of Organization were filed with the Department of State of the State of Florida and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

ARTICLE III
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

Section 3.01   Initial Capital Contributions. Each Member has made an initial Capital Contribution and is deemed to own Membership Interests in the amounts set forth opposite such Member's name on Schedule A attached hereto (the "**Members Schedule**"). The Manager shall update the Members Schedule upon the issuance or Transfer of any Membership Interests to any new or existing Member in accordance with this Agreement.

Section 3.02   Additional Capital Contributions. No Member shall be required to make any additional Capital Contributions to the Company. However, a Member may make an additional Capital Contribution (an "**Additional Capital Contribution**") at any time with the consent of the Manager and in compliance with Section 9.01(b). To the extent that a Member makes such an approved Additional Capital Contribution to the Company, the Manager shall revise the Members Schedule to reflect an increase in the Membership Interest of the contributing Member, and the corresponding Pro Rata Share of the decrease in the Membership Interest of each non-contributing Member, that fairly and equitably reflects the value of the contributing Member's Additional Capital Contribution in relation to the aggregate amount of all Capital Contributions made by the Members.

Section 3.03   Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this Section 3.03. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a)   Each Member's Capital Account shall be increased by the amount of:

(i)   such Member's Capital Contributions, including such Member's initial Capital Contribution and any Additional Capital Contributions;

(ii)   any Net Income or other item of income or gain allocated to such Member pursuant to ARTICLE V; and

(iii)   any liabilities of the Company that are assumed by such Member or secured by any property distributed to such Member.

(b)   Each Member's Capital Account shall be decreased by:

(i)   the cash amount or Book Value of any property distributed to such Member pursuant to ARTICLE VI and Section 12.03(c);

(ii)   the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to ARTICLE V; and

(iii)   the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company.

Section 3.04   Succession Upon Transfer. In the event that any Membership Interests are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Membership Interests and, subject to Section 5.04, shall receive allocations and distributions pursuant to ARTICLE V, ARTICLE VI and ARTICLE XII in respect of such Membership Interests.

Section 3.05   Negative Capital Accounts. In the event that any Member shall have a deficit balance in its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 3.06   No Withdrawals From Capital Accounts. No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement. No Member, including the Manager, shall receive any interest, salary or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Members and shall have no effect on the amount of any distributions to any Members, in liquidation or otherwise.

Section 3.07   Treatment of Loans From Members. Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in Section 3.03(a)(iii), if applicable.

Section 3.08   Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Manager determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Manager may authorize such modifications.

ARTICLE IV
MEMBERS

Section 4.01   Admission of New Members.

(a)　　New Members may be admitted from time to time (i) in connection with the issuance of Membership Interests by the Company, subject to compliance with the provisions of Section 7.02(b) and Section 9.01(b), and (ii) in connection with a Transfer of Membership Interests, subject to compliance with the provisions of ARTICLE IX, and in either case, following compliance with the provisions of Section 4.01(b).

(b)　　In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Membership Interests, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of Membership Interests, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 3.03.

Section 4.02　No Personal Liability. Except as otherwise provided in the RLLCA, by Applicable Law or expressly in this Agreement, no Member will be obligated personally for any debt, obligation or liability of the Company or other Members, whether arising in contract, tort or otherwise, solely by reason of being or acting as a Member.

Section 4.03　Dissociation. No Member shall have the ability to dissociate or withdraw as a Member pursuant to Section 605.0601(1) or Section 605.0602(1) of the RLLCA, or otherwise, prior to the dissolution and winding up of the Company and any such dissociation or withdrawal or attempted dissociation or withdrawal by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Membership Interests, such Person shall no longer be a Member.

Section 4.04　No Interest in Company Property. No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

Section 4.05　Certification of Membership Interests.

(a)　　The Manager may, but shall not be required to, issue certificates to the Members representing the Membership Interests held by such Member.

(b)　　In the event that the Manager shall issue certificates representing Membership Interests in accordance with Section 4.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Membership Interests shall bear a legend substantially in the following form:

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN OPERATING AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER,

SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH OPERATING AGREEMENT.

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT PURSUANT TO (A) A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

Section 4.06   Meetings.

(a)   Meetings of the Members may be called by (i) the Manager or (ii) a Member or group of Members holding more than 20% of the Membership Interests.

(b)   Written notice stating the place, date and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than sixty (60) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, within or outside the State of Florida, as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting.

(c)   Any Member may participate in a meeting of the Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can talk to and hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; *provided*, that the Members shall have been notified of the meeting in accordance with Section 4.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   A quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Membership Interests. Subject to Section 4.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Subject to Section 4.07, and any other provision of this Agreement or the RLLCA requiring the vote, consent or approval of a different percentage of the Membership Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Membership Interests.

Section 4.07   Action Without Meeting. Notwithstanding the provisions of Section 4.06, any matter that is to be voted on, consented to or approved by the Members may be taken without a meeting, without prior notice and without a vote if consented to, in writing or by Electronic Transmission, by a Member or the Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting. A record shall be maintained by the Manager of each such action taken by written consent of a Member or the Members.


ARTICLE V
ALLOCATIONS


Section 5.01   Allocation of Net Income and Net Loss. For each Fiscal Year (or portion thereof), after giving effect to the special allocations set forth in Section 5.02, Net Income and Net Loss of the Company shall be allocated among the Members pro rata in accordance with their Membership Interests.

Section 5.02   Regulatory and Special Allocations. Notwithstanding the provisions of Section 5.01:

(a)   If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 5.02 is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Nonrecourse Debt Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury

Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 5.02(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   Nonrecourse Deductions shall be allocated to the Members in accordance with their Membership Interests.

(d)   In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible. This Section 5.02(d) is intended to comply with the "qualified income offset" requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(e)   The allocations set forth in paragraphs Section 5.02(a), Section 5.02(b), Section 5.02(c) and Section 5.02(d) above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this ARTICLE V (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

Section 5.03   Tax Allocations.

(a)   Subject to Section 5.03(b), Section 5.03(c) and Section 5.03(d), all income, gains, losses and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses and deductions pursuant to Section 5.01 and Section 5.02, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth in Section 5.01 and Section 5.02.

(b)   Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method with curative allocations of Treasury Regulations Section 1.704-3(c), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c)   If the Book Value of any Company asset is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book

Value, subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d)   Allocations of tax credit, tax credit recapture, and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Manager taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e)   Allocations pursuant to this Section 5.03 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, distributions or other items pursuant to any provisions of this Agreement.

Section 5.04   Allocations in Respect of Transferred Membership Interests. In the event of a Transfer of Membership Interests during any Fiscal Year made in compliance with the provisions of ARTICLE IX, Net Income, Net Losses and other items of income, gain, loss and deduction of the Company attributable to such Membership Interests for such Fiscal Year shall be determined using the interim closing of the books method.


ARTICLE VI
DISTRIBUTIONS


Section 6.01   General.

(a)   Subject to Section 6.02, distributions of available cash shall be made to the Members when and in such amounts as determined by the Manager. After making all distributions required for a given Fiscal Year under Section 6.02, distributions determined to be made by the Manager pursuant to this Section 6.01(a) shall be paid to the Members in accordance with their respective Membership Interests.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate Section 605.0405 of the RLLCA or other Applicable Law.

Section 6.02   Tax Advances.

(a)   Subject to Section 6.01(b) and any restrictions in the Company's then applicable debt-financing arrangements, and subject to the Manager's determination to retain any other amounts necessary to satisfy the Company's obligations, at least five days (5) before each date prescribed by the Code for a calendar-year corporation to pay quarterly installments of estimated tax, the Company shall use commercially reasonable efforts to distribute cash to each Member in proportion to and to the extent of such Member's Quarterly Estimated Tax Amount for the applicable calendar quarter (each such distribution, a "**Tax Advance**").

(b)   If, at any time after the final Quarterly Estimated Tax Amount has been distributed pursuant to Section 6.02(a) with respect to any Fiscal Year, the aggregate Tax Advances to any Member with respect to such Fiscal Year are less than such Member's Tax Amount for such Fiscal Year (a "**Shortfall Amount**"), then the Company shall use commercially reasonable efforts to distribute cash in proportion to and to the extent of each Member's Shortfall Amount. The Company shall use commercially reasonable efforts to distribute Shortfall Amounts with respect to a Fiscal Year before the 75th day of the next succeeding Fiscal Year; *provided*, that if the Company has made distributions other than pursuant to this Section 6.02, the Manager, or the officer or agent assigned or appointed to make such adjustments, may apply such distributions to reduce any Shortfall Amount.

(c)   If the aggregate Tax Advances made to any Member pursuant to Section 6.02 for any Fiscal Year exceed such Member's Tax Amount (an "**Excess Amount**"), such Excess Amount shall reduce subsequent Tax Advances that would be made to such Member pursuant to this Section 6.02, except to the extent taken into account as an advance pursuant to Section 6.02(d).

(d)   Any distributions made pursuant to this Section 6.02 shall be treated for purposes of this Agreement as advances on distributions pursuant to Section 6.01 and shall reduce, dollar-for-dollar, the amount otherwise distributable to such Member pursuant to Section 6.01.

Section 6.03   Tax Withholding; Withholding Advances.

(a)   **Tax Withholding.** Each Member agrees to furnish the Company with any representations and forms as shall be reasonably requested by the Company to assist it in determining the extent of, and in fulfilling, any withholding obligations it may have.

(b)   **Withholding Advances.** The Company is hereby authorized at all times to make payments ("**Withholding Advances**") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Tax Matters Member or Partnership Representative, based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local or foreign taxing authority (a "**Taxing Authority**") with respect to any distribution or allocation by the Company of income or gain to such Member and to withhold the same from distributions to such Member. Any funds withheld from a distribution by reason of this Section 6.03(b) shall nonetheless be deemed distributed to the Member in question for all purposes under this Agreement. If the Company makes any Withholding Advance in respect of a Member hereunder that is not immediately withheld from actual distributions to the Member, then the Member shall promptly reimburse the Company for the amount of such payment, plus interest at a rate equal to the [prime rate published in the Wall Street Journal on the date of payment plus two percent (2.0%) per annum, compounded annually, on such amount from the date of such payment until such amount is repaid (or deducted from a distribution) by the Member (any such payment shall not constitute a Capital Contribution). Each Member's reimbursement obligation under this Section 6.03(b) shall continue after such Member transfers its Membership Interests.

(c) **Indemnification.** Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to the taxes, interest or penalties that may be asserted by reason of the Company's failure to deduct and withhold tax on amounts distributable or allocable to such Member. The provision of this Section 6.03(c) and the obligations of a Member pursuant to Section 6.03(b) shall survive the termination, dissolution, liquidation, and winding up of the Company and the dissociation or withdrawal of such Member from the Company or the Transfer of its Membership Interests. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 6.03, including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

(d) **Overwithholding.** Neither the Company nor the Manager shall be liable for any excess taxes withheld in respect of any distribution or allocation of income or gain to a Member. In the event of an overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

Section 6.04 **Distributions in Kind.**

(a) The Manager is hereby authorized, as it may reasonably determine, to make distributions to the Members in the form of securities or other property held by the Company. In any non-cash distribution, the securities or property so distributed will be distributed among the Members in the same proportion and priority as cash equal to the Fair Market Value of such securities or property would be distributed among the Members pursuant to Section 6.01.

(b) Any distribution of securities shall be subject to such conditions and restrictions as the Manager determines are required or advisable to ensure compliance with Applicable Law. In furtherance of the foregoing, the Manager may require that the Members execute and deliver such documents as the Manager may deem necessary or appropriate to ensure compliance with all federal and state securities laws that apply to such distribution and any further Transfer of the distributed securities, and may appropriately legend the certificates that represent such securities to reflect any restriction on Transfer with respect to such laws.


ARTICLE VII
MANAGEMENT


Section 7.01 **Management of the Company.** The Company shall be manager-managed by the Managers. Subject to the provisions of Section 7.02 and except as otherwise provided by the RLLCA or this Agreement, the Managers shall have full and complete discretion to manage and control the activities and affairs of the Company, to make all decisions affecting the activities and affairs of the Company and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company set forth in Section 2.05. The actions of the Managers

taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Managers pursuant to a resolution expressly authorizing such action which resolution is duly adopted by the Managers.

Section 7.02 Actions Requiring Approval of a Majority of the Managers. The Managers, on behalf of the Company, are hereby granted the power and authority to enter into commitments to:

(a) except as otherwise permitted in this Agreement or required by the RLLCA, amend, modify or waive the Articles of Organization;

(b) Issue additional Membership Interests or any other Equity Securities or, except in connection with a Transfer of Membership Interests that complies with the applicable provisions of ARTICLE IX and Section 4.01(b), admit additional Members to the Company;

(c) Incur any indebtedness, pledge or grant Liens on any assets or guarantee, assume, endorse or otherwise become responsible for the obligations of any other Person in excess of $100,000.00 in a single transaction or series of related transactions, or in excess of $500,000 in the aggregate at any time outstanding;

(d) Make any loan, advance, or capital contribution to any Person, in excess of $50,000;

(e) Make any changes in the accounting methods or policies of the Company (other than as required by GAAP);

(f) Enter into, amend, waive or terminate any Related Party Agreement; *provided*, that any such entry into, amendment, waiver or termination of a Related Party Agreement shall also require the consent of at least a majority of the Membership Interests held by the disinterested Members;

(g) Enter into or effect any transaction or series of related transactions involving the purchase, lease, license, exchange or other acquisition (including by merger, consolidation, interest exchange, acquisition of stock or acquisition of assets) by the Company of any assets and/or equity interests of any Person, other than in the ordinary course of business consistent with past practice, *provided*, that any merger or interest exchange in which any Member retains interest holder liability for the debts, obligations, and other liabilities that arise after the merger or interest exchange becomes effective, shall also require the written consent of such Member;

(h) Enter into or effect any transaction or series of related transactions involving the sale, lease, license, exchange or other disposition (including by merger, consolidation, interest exchange, sale of stock or sale of assets) by the Company of any assets, other than sales of inventory in the ordinary course of business consistent with past practice, *provided*, that any merger or interest exchange in which any member retains interest holder liability for the debts, obligations, and other liabilities that arise after the merger or interest exchange becomes effective, shall also require the written consent of such Member;

(i)   Establish a Subsidiary or enter into any joint venture or similar business arrangement;

(j)   Settle any lawsuit, action, dispute or other proceeding or otherwise assume any liability or agree to the provision of any equitable relief by the Company; *provided,* that if the lawsuit, claim, dispute or other proceeding involves an indemnification claim pursuant to Article X, such settlement shall also be approved in accordance with the terms of Section 10.01(c);

(k)   Initiate or consummate an initial public offering or make a public offering and sale of the Membership Interests, Equity Securities or any other securities; or

(l)   Change the Company's name; *provided* that the name shall always contain the words "limited liability company" or the abbreviation L.L.C. or LLC; or

(m)   Make any investments in any other Person in excess of $50,000.

Section 7.03 Officers. The Managers may appoint individuals as officers of the Company (the "**Officers**") as it deems necessary or desirable to carry on the business of the Company, and the Managers may delegate to such Officers such power and authority as the Manager deems advisable. Initially the Managers will fill the roles of CEO, Executive and CFO as designate in Section 1.01. No Officer need be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his successor is designated by the Managers or until his earlier death, resignation or removal. Any Officer may resign at any time upon written notice to the Managers. Any Officer may be removed by the Managers with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Managers.

Section 7.04 Compensation and Reimbursement of Managers The Managers shall be compensated for their services as one of the Managers, and the Company shall reimburse the Managers for all ordinary, necessary and direct expenses incurred by the Managers on behalf of the Company in carrying out the Company's business activities, including, without limitation, their salaries as officers and any other employees of the Managers who are carrying out the Company's business activities. All reimbursements for expenses shall be reasonable in amount.

Section 7.05 Removal; Resignation; Vacancies.

(a)   Members holding a majority of the Membership Interests may remove or replace the Managers at any time, with or without cause.

(b)   The Managers may resign at any time by giving thirty days' (30) written notice to the Company. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The Company's acceptance of a resignation shall not be necessary to make it effective.

(c)   The removal or resignation of one of the Managers shall not constitute a dissociation of the Manager as a Member of the Company or otherwise affect the Manager's rights as a Member. If the Manager is removed or resigns, a meeting of Members to elect a successor must be called promptly and held as soon as reasonably possible.

(d)   Any vacancy occurring in the office of one of the Managers shall be filled by the affirmative vote of a majority of the remaining Managers.

Section 7.06   No Personal Liability. Except as otherwise provided in the RLLCA, by Applicable Law or expressly in this Agreement, the Managers will not be obligated personally for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being or acting as a Manager.

ARTICLE VIII
RESTRICTIVE COVENANTS

Section 8.01   Non-compete. In light of each Member's access to Confidential Information and position of trust and confidence with the Company, each Member hereby agrees that, during the period of her or his ownership of Membership Interest or engagement with the Company and for a period of one (1) year, running consecutively, beginning on the last day of the Member owning Membership Interest or other engagement with the Company for any reason or no reason (the "**Restricted Period**"), such Member shall not (x) render services or give advice to, or affiliate with (as employee, partner, consultant or otherwise), or (y) directly or indirectly through one or more of any of their respective Affiliates, own, manage, operate, control or participate in the ownership, management, operation or control of, any Competitor of the Company or any division or business segment of any Competitor; *provided*, that nothing in this Section shall prohibit such Member or any of his Permitted Transferees or any of their respective Affiliates from acquiring or owning, directly or indirectly: (i) up to 2% of the aggregate voting securities of any Competitor that is a publicly traded Person; or up to 2% of the aggregate voting securities of any Competitor that is not a publicly traded Person, so long as neither such Member nor any of its Permitted Transferees, directly or indirectly through one or more of their respective Affiliates, designates a member of the board of directors (or similar body) of such Competitor or its Affiliates or is granted any other governance rights with respect to such Competitor or its Affiliates (other than customary governance rights granted in connection with the ownership of debt securities). For purposes of this Section, "**Competitor**" means any other Person engaged, directly or indirectly, in whole or in part, in the same or similar business as the Company, including those engaged in the business of providing, coordinating, or selling luxury experiences, events, or providing luxury concierge services in any jurisdiction where the Company provides such services.

Section 8.02   Non-solicit of Employees. In light of each Member's access to Confidential Information and position of trust and confidence with the Company, each Member further agrees that, during the Restricted Period, she or he shall not, directly or indirectly through one or more of any of their respective Affiliates, hire or solicit, or encourage any other Person to hire or solicit, any individual who has been employed by the Company within one (1) year prior to the date of such hiring or solicitation, or encourage any such individual to leave such employment. This Section shall not prevent a Member from hiring or soliciting any employee or former employee of the Company who responds to a general solicitation that is a public solicitation of prospective employees and not directed specifically to any Company employees.

Section 8.03   Non-solicit of Clients. In light of each Member's access to Confidential Information and position of trust and confidence with the Company, each Member further agrees that, during the Restricted Period, she or he shall not, directly or indirectly through one or more of any of their respective Affiliates, solicit or entice, or attempt to solicit or entice, any clients, customers or suppliers of the Company for purposes of diverting their business or services from the Company.

Section 8.04   Blue Pencil. If any court of competent jurisdiction determines that any of the covenants set forth in this Section, or any part thereof, is unenforceable because of the duration or geographic scope of such provision, such court shall have the power to modify any such unenforceable provision in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this or by making such other modifications as it deems warranted to carry out the intent and agreement of the parties as embodied herein to the maximum extent permitted by Applicable Law. The parties hereto expressly agree that this Agreement as so modified by the court shall be binding upon and enforceable against each of them

Section 8.05   Enforcement. Each Covered Person understands that in the event of a violation of any provision of this Agreement, the Company shall have the full right to seek injunctive relief, in addition to any other existing rights provided in this Agreement or by operation of law, without the requirement of posting bond. In the event litigation becomes necessary to enforce the terms of this provision, the prevailing party shall be entitled to reimbursement from the non-prevailing party of all court costs, litigation expenses, and reasonable attorneys' fees

ARTICLE IX
TRANSFER

Section 9.01   General Restrictions on Transfer.

(a)   Except as permitted pursuant to Section 9.02 or in accordance with the procedures set forth in Section 9.03, no Member shall Transfer all or any portion of its Membership Interest in the Company. No Transfer of Membership Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 4.01(b) hereof.

(b)   Notwithstanding any other provision of this Agreement (including Section 9.02), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Membership Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Membership Interests, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii)   if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulations Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3);

(iii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the RLLCA;

(iv)   if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v)   if such Transfer or issuance would cause a termination of the Company for federal income tax purposes;

(vi)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vii)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Membership Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d)   For the avoidance of doubt, any Transfer of a Membership Interest permitted by this Agreement shall be deemed a sale, transfer, assignment or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment or other disposal of any less than all of the rights and benefits described in the definition of the term "Membership Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 9.02   Permitted Transfers. The provisions of Section 9.01(a) and Section 9.03 shall not apply to any Transfer by any Member of all or any portion of its Membership Interest to any of the following:

(a)   Any Affiliate of such Member; or

(b)   (i) Such Member's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such natural persons (collectively, **"Family Members"**); (ii) a trust under which the distribution of Membership Interests may be made only to such Member and/or any Family Member of such Member; (iii) a charitable remainder trust, the income from which will be paid to such Member during his life; (iv) a corporation, partnership or limited liability company, the shareholders, partners or members of which are only such Member and/or Family Members of such Member; or (v) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees or beneficiaries.

Section 9.03   Right of First Refusal.

(a)   **Right of First Refusal.** At any time, and subject to the terms and conditions specified in this Section 9.03, each Member shall have a right of first refusal if any other Member (the "**Offering Member**") receives a bona fide offer from an Independent Third Party that the Offering Member desires to accept to purchase all or any portion of the Equity Securities owned by the Offering Member (the "**Offered Securities**"). Each time the Offering Member receives an offer for any of its Equity Securities, the Offering Member shall first make an offering of the Offered Securities to the other Members in accordance with the following provisions of this Section 9.03 prior to the Transfer of such Offered Securities to the Independent Third Party.

(b)   **Offer Notice.**

(i)   The Offering Member shall, within five Business Days of receipt of the offer from the Independent Third Party, give written notice (the "**Offering Member Notice**") to the Company and the other Members stating that it has received a bona fide offer from an Independent Third Party and specifying: (a) the number of Offered Securities to be sold by the Offering Member; (b) the name of the Person who has offered to purchase such Offered Securities; (c) the purchase price and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and (d) the proposed date, time and location of the closing of the Transfer, which shall not be less than 60 days from the date of the Offering Member Notice.

(ii)   The Offering Member Notice shall constitute the Offering Member's offer to Transfer the Offered Securities to the other Members, which offer shall be irrevocable until the end of the ROFR Offer Notice Period.

(iii)   By delivering the Offering Member Notice, the Offering Member represents and warrants to the Company and each other Member that: (a) the Offering Member has full right, title and interest in and to the Offered Securities; (b) the Offering Member has all the necessary power and authority and has taken all necessary action to sell such Offered Securities as contemplated by this Section 9.03; and (c) the Offered Securities are free and clear of any and all Liens (other than those arising hereunder, those that may arise under the Securities Act and other applicable federal or state securities or blue sky laws, and those attributable to actions of the purchasers thereof).

(c)   **Exercise of the ROFR.**

(i)   Upon receipt of the Offering Member Notice, each Member shall have 10 Business Days (the "**ROFR Offer Notice Period**") to elect to purchase all (but not less than all) of the Offered Securities by delivering a written notice (a "**ROFR Offer Notice**") to the Offering Member and the Company stating that it offers to purchase such Offered Securities on the terms specified in the Offering Member Notice. Any ROFR Offer Notice shall be binding upon delivery and irrevocable by the applicable Member. If more than one Member delivers a ROFR Offer Notice, each such Member (the "**Purchasing Member**") shall be allocated its Pro Rata Share of the Offered Securities.

(ii)   Each Member that does not deliver a ROFR Offer Notice during the ROFR Offer Notice Period shall be deemed to have waived all of such Member's rights to purchase the Offered Securities under this Section 9.03, and if no Member elects to purchase the Offered Securities pursuant to this Section 9.03, the Offering Member shall thereafter be free to sell the Offered Securities to the Independent Third Party named in the Offering Member Notice without any further obligation to the other Members pursuant to this Section 9.03.

(d)   Consummation of Sale. If no Member delivers a ROFR Offer Notice in accordance with Section 9.03(c), then the Offering Member may, during the 30 day period immediately following the expiration of the ROFR Offer Notice Period, which period may be extended for a reasonable time not to exceed 90 days to the extent reasonably necessary to obtain any required approvals or consents from any Governmental Authority (the "**Waived ROFR Transfer Period**"), Transfer all of the Offered Securities to the Independent Third Party on terms and conditions no more favorable to the Independent Third Party than those set forth in the Offering Member Notice. If the Offering Member does not Transfer the Offered Securities within such period or, if such Transfer is not consummated within the Waived ROFR Transfer Period, the rights provided hereunder shall be deemed revived and the Offered Securities shall not be Transferred to the Independent Third Party unless the Offering Member sends a new Offering Member Notice in accordance with, and that otherwise complies with, this Section 9.03.

(e)   Cooperation. Each Member shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 9.03 including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(f)   Closing. At the closing of any sale and purchase to any Purchasing Member pursuant to this Section 9.03, the Offering Member shall deliver to the Purchasing Member(s) certificates (if any exist in accordance with Section 4.05) representing the Offered Securities to be sold, accompanied by evidence of transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefore from such Purchasing Member(s) by certified or official bank check or by wire transfer of immediately available funds.

ARTICLE X
INDEMNIFICATION

Section 10.01 Covered Persons.

(a)   **Covered Persons.** As used herein, the term "**Covered Person**" shall mean (i) each Member, including the Manager; (ii) each officer, director, shareholder, partner, member, manager, Affiliate, employee, agent, or Representative of each Member, and each of their respective Affiliates; and (iii) each Manager, Officer, employee, agent, or Representative of the Company.

(b)   **Indemnification.** To the fullest extent permitted by the RLLCA (after waiving all RLLCA restrictions on indemnification other than those which cannot be eliminated pursuant to Section 605.0105(3)(p) of the RLLCA), as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement, only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the RLLCA permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i)   any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member, the Manager or any of their respective direct or indirect Subsidiaries in connection with the business of the Company; or

(ii)   such Covered Person being or acting in connection with the business of the Company as a member, shareholder, partner, Affiliate, manager, director, officer, employee, agent or Representative of the Company, any Member, the Manager or any of their respective Affiliates, or that such Covered Person is or was serving at the request of the Company as a member, manager, director, officer, employee, agent or Representative of any Person including the Company;

provided, that such Loss did not arise from (w) the Covered Person's conduct involving bad faith, willful or intentional misconduct or a knowing violation of law, (x) a transaction from which such Covered Person derived an improper personal benefit, (y) a circumstance under which the liability provisions for improper distributions of Section 605.0406 of the RLLCA are applicable, or (z) a breach of such Covered Person's duties or obligations under Section 605.04091 of the RLLCA (taking into account any restriction, expansion or elimination of such duties and obligations provided for in this Agreement).

(c)   **Control of Defense.** Upon a Covered Person's discovery of any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 10.01, the Covered Person shall give prompt written notice to the Company of such claim, lawsuit or proceeding, *provided* that the failure of the Covered Person to provide such notice shall not relieve the Company of any indemnification obligation under this Section 10.01, unless the Company shall have been materially prejudiced thereby. Subject to the approval of the holders of a majority of the Membership Interests held by the disinterested Members, the Company shall be entitled to participate in or assume the defense of any such claim, lawsuit or proceeding at its own expense. After notice from the Company to the Covered Person of its election to assume the defense of any such claim, lawsuit or proceeding, the Company shall not be liable to the Covered Person under this Agreement or otherwise for any legal or other expenses subsequently incurred by the Covered Person in connection with investigating, preparing to defend or defending any such claim, lawsuit or other proceeding. If the Company does not elect (or fails to elect) to assume the defense of any such claim, lawsuit or proceeding, the Covered Person shall have the right to assume the defense of such claim, lawsuit or proceeding as it deems appropriate, but it shall not settle any such claim, lawsuit or proceeding without the consent of the holders of a majority of the Membership Interests held by the disinterested Members (which consent shall not be unreasonably withheld, conditioned or delayed).

(d)   **Reimbursement.** The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 10.01; *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 10.01, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(e)   **Entitlement to Indemnity.** The indemnification provided by this Section 10.01 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 10.01 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 10.01 and shall inure to the benefit of the executors, administrators, legatees, and distributees of such Covered Person.

(f)   **Insurance.** To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance (i) to cover Losses covered by the indemnification provisions contained in this ARTICLE X and (ii) to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties whether or not covered by the foregoing indemnifications, in each case, in such amount and with such deductibles as the Manager may reasonably determine; *provided*, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(g)   Funding of Indemnification Obligation. Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 10.01 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(h)   Savings Clause. If this Section 10.01 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 10.01 to the fullest extent permitted by any applicable portion of this Section 10.01 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(i)   Amendment. The provisions of this Section 10.01 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 10.01 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section 10.01 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section 10.02 Survival. The provisions of this ARTICLE X shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE XI
ACCOUNTING; TAX MATTERS

Section 11.01 Financial Statements. The Company shall furnish to each Member the following reports:

(a)   Annual Financial Statements. As soon as available, and in any event within 120 days after the end of each Fiscal Year, consolidated balance sheets of the Company as at the end of each such Fiscal Year and consolidated statements of income, cash flows and Members' equity for such Fiscal Year, in each case setting forth in comparative form the figures for the previous Fiscal Year.

Section 11.02 Inspection Rights. Upon reasonable written notice from a Member, the Company shall afford each Member and its Representatives reasonable access during regular business hours to: (i) the Company's properties, offices, plants and other facilities; (ii) the corporate, financial and similar records, reports and documents of the Company, including, without limitation, all books and records, minutes of proceedings, internal management documents, reports of operations, reports of adverse developments, copies of any management letters and communications with Members (including the Manager), and to permit each Member and its Representatives to examine such documents and make copies thereof; and (iii) any Officers, senior employees and public accountants of the Company, and to afford each Member and its

Representatives the opportunity to discuss and advise on the affairs, finances and accounts of the Company with such Officers, senior employees, and public accountants (and the Company hereby authorizes said accountants and other Persons to discuss with such Member and its Representatives such affairs, finances and accounts); in each case, to the extent such information is for a purpose reasonably related to the Member's interest as a Member and such purpose is described with reasonable particularity in the notice.

Section 11.03 Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as a partnership for U.S., federal, state, and local income tax purposes. Neither of the Company, the Manager, nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 11.04 Tax Matters Member; Partnership Representative.

(a) **Appointment.** The Members hereby appoint the Manager designated as CFO as the "tax matters partner" (as defined in Code Section 6231 prior to its amendment by the Bipartisan Budget Act of 2015 ("**BBA**")) (the "**Tax Matters Member**") and, for tax years beginning on or after January 1, 2018, the "partnership representative" (the "**Partnership Representative**") as provided in Code Section 6223(a) (as amended by the BBA). The Tax Matters Member or Partnership Representative may resign at any time. Upon any such resignation, the holders of a majority of the Membership Interests of the Company shall appoint a new Tax Matters Member or Partnership Representative.

(b) **Tax Examinations and Audits.** The Tax Matters Member and Partnership Representative are each authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Each Member agrees that such Member will not independently act with respect to tax audits or tax litigation of the Company, unless previously authorized to do so in writing by the Tax Matters Member or Partnership Representative, which authorization may be withheld by the Tax Matters Member or Partnership Representative in its sole and absolute discretion. The Tax Matters Member or Partnership Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority.

(c) Service and each Member during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) **Tax Returns and Tax Deficiencies.** Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and taxes imposed pursuant to Code Section

Income Tax Elections. Except as otherwise provided herein, each of the Tax Matters Member and Partnership Representative shall have sole discretion to make any determination regarding income tax elections it deems advisable on behalf of the Company; provided, that the Tax Matters Member or Partnership Representative will make an election under Code Section 754, if requested in writing by another Member.

Section 11.05 Tax Returns. At the expense of the Company, the Manager (or any Officer that it may designate pursuant to Section 7.03) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager or designated Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state and local income tax returns for such Fiscal Year.

Section 11.06 Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Manager designated as CFO, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager designated as CFO. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Manager designated as CFO may designate.

ARTICLE XII
DISSOLUTION AND LIQUIDATION

Section 12.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   An election to dissolve the Company made by the holders of a majority of the Membership Interests;

(b)   The sale, exchange, involuntary conversion or other disposition or Transfer of all or substantially all the assets of the Company; or

(c)   The entry of a decree of judicial dissolution under Section 605.0705 of the RLLCA.

Section 12.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 12.01 occurs. Upon the occurrence of an event described in Section 12.01, the Liquidator (as defined below) shall file articles of dissolution with the Department of State of the State of Florida under Section 605.0707 of the RLLCA, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 12.03, and the Articles of Organization shall have been cancelled as provided in Section 12.04.

Section 12.03 Liquidation. If the Company is dissolved pursuant to Section 12.01, the Company shall be liquidated and its business and affairs wound up in accordance with the RLLCA and the following provisions:

        (a)   **Liquidator.** The Manager shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

        (b)   **Accounting.** As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

        (c)   **Distribution of Proceeds.** The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

        (i)   *First,* to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

        (ii)   *Second,* to the establishment of and additions to reserves that are determined by the Liquidator to be reasonably necessary for any contingent or unknown liabilities or obligations of the Company; and

        (iii)   *Third,* to the Members in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

        (d)   **Discretion of Liquidator.** Notwithstanding the provisions of Section 12.03(c) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 12.03(c), if upon dissolution of the Company the Liquidator reasonably determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, upon the approval of the holders of a majority of the outstanding Membership Interests, distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 12.03(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distribution in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such distribution, any property to be distributed will be valued at its Fair Market Value.

Section 12.04 Statement of Termination; Cancellation of Foreign Qualifications. Upon completion of the distribution of the assets of the Company as provided in Section 12.03 hereof, the Company shall be terminated and the Liquidator shall file a statement of termination with the Department of State of the State of Florida under Section 605.0709(7) of the RLLCA and shall cause the cancellation of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Florida and shall take such other actions as may be necessary to terminate the Company.

Section 12.05 Survival of Rights, Duties, and Obligations. Dissolution, liquidation, winding up or termination of the Company for any reason shall not release any party from any Loss that at the time of such dissolution, liquidation, winding up or termination already had accrued to any other party or thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish, or otherwise adversely affect any Member's right to indemnification pursuant to Section 10.01.

Section 12.06 Recourse for Claims. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss and other items of income, gain, loss and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Liquidator or any other Member.

ARTICLE XIII
MISCELLANEOUS

Section 13.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 13.02 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances, and assurances, and to take such further actions, as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 13.03 Confidentiality.

    (a)   Each Member acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents that the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "**Confidential Information**"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing its investment in the Company) at any time, including, without limitation, use for personal, commercial or proprietary advantage or profit, either during its association with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

(b)   Nothing contained in Section 13.03(a) shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to any other Member, the Manager or the Company; (vi) to such Member's Representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 13.03 as if a Member; or (vii) to any potential Permitted Transferee in connection with a proposed Transfer of Membership Interests from such Member, as long as such potential Permitted Transferee agrees in writing to be bound by the provisions of this Section 13.03 as if a Member before receiving such Confidential Information; *provided*, that in the case of clause (i), (ii) or (iii), such Member shall notify the Company and the other Members of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and the other Members) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c)   The restrictions of Section 13.03(a) shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iii) becomes available to such Member or any of its Representatives on a non-confidential basis from a source other than the Company, the other Members, or any of their respective Representatives, *provided*, that such source is not known by the receiving Member to be bound by a confidentiality agreement regarding the Company.

(d)   The obligations of each Member under this Section 13.03 shall survive for so long as such Member remains a Member, and for two years following the earlier of (i) termination, dissolution, liquidation and winding up of the Company, (ii) the dissociation of such Member from the Company, and (iii) such Member's Transfer of its Membership

Interests; provided that with respect to Confidential Information that constitutes a trade secret under Applicable Law, the obligations of each Member under this Section 13.03 shall survive until, if ever, such Confidential Information loses its trade secret protection other than due, directly or indirectly, to an act of the Member.

Section 13.04 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 13.04):

If to the Company:	BLUE WORLD VOYAGES LLC
	142 SANS SOUCI DRIVE
	CORAL GABLES, FL 33133
	E-mail: hgassenheimer@expertcfoservices.com
	Attention: E Harold Gassenheimer
If to Managers:	142 SANS SOUCI DRIVE
	CORAL GABLES, FL 33133
	E-mail: hgassenheimer@expertcfoservices.com

If to a non-managing member, to such Member's respective mailing address as set forth on the Members Schedule.

Section 13.05 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

Section 13.06 Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 10.01(h), upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 13.07 Entire Agreement. This Agreement, together with the Articles of Organization and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, records, representations and warranties, both written and oral, whether express or implied, with respect to such subject matter.

Section 13.08 Successors and Assigns; Assignment. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns. This Agreement may not be assigned by any Member except as permitted in this Agreement (or as otherwise consented to in a prior writing by all of the other Members), and any such assignment in violation of this Agreement shall be null and void.

Section 13.09 No Third-Party Beneficiaries. Except as provided in ARTICLE X, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns), and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 13.10 Amendment. Except as otherwise provided by this Agreement, no provision of this Agreement may be amended or modified except by an instrument in writing executed by the Company and the Members holding all of the Membership Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule following any new issuance, redemption, repurchase or Transfer of Membership Interests in accordance with this Agreement may be made by the Manager without the consent of or execution by the Members.

Section 13.11 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. For the avoidance of doubt, nothing contained in this Section 13.11 shall diminish any of the explicit and implicit waivers described in this Agreement, including in Section 9.03(c)(ii) and Section 13.14 hereof.

Section 13.12 Governing Law. This Agreement, including all Exhibits and Schedules hereto, and all matters arising out of or relating to this Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Florida without regard to the conflict of law provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Florida.

Section 13.13 Submission to Jurisdiction. Each party irrevocably and unconditionally agrees that it will not commence any action, litigation or proceeding of any kind whatsoever against any other party in any way arising from or relating to this Agreement, including all Exhibits and Schedules hereto, and all matters arising out of or relating to this Agreement, including, but not limited to, contract, equity, tort, fraud and statutory claims, in any forum other than the US District Court for the Southern District of Florida or, if such court does not have subject matter jurisdiction, the courts of the State of Florida sitting in Miami-Dade county, and any appellate court from any thereof. Each party irrevocably and unconditionally submits to the exclusive jurisdiction of such courts and agrees to bring any such action, litigation or proceeding only in the US District Court for the Southern District of Florida or, if such court does not have subject matter jurisdiction, the courts of the State of Florida sitting in Miami-Dade county. Each party agrees that a final judgment in any such action, litigation or proceeding is conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Service of process, summons, notice or other document by registered mail to the address set forth in Section 13.04 shall be effective service of process for any suit, action or other proceeding brought in any such court.

Section 13.14 Waiver of Jury Trial. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CAUSE OF ACTION OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING ANY EXHIBITS AND SCHEDULES ATTACHED TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 13.15 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 13.16 Attorneys' Fees. In the event that any party hereto institutes any legal suit, action or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action or proceeding shall be entitled to receive, and the non-prevailing party shall pay, in addition to all other damages to which the prevailing party may be entitled, the costs and expenses incurred by the prevailing party in conducting the suit, action or proceeding, including reasonable attorneys' fees and expenses and court costs, even if not recoverable by law.

Section 13.17 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided herein to the contrary.

Section 13.18 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

The Company:

BLUE WORLD VOYAGES LLC, a Florida limited liability company

By: Eugene J. Meehan

_____

Title:

The Members:

By:_____	By:_____
Name:Eugene J Meehan	Name: E Harold Gassenheimer
Title:	Title:
By:_____	By:_____
Name:	Name:
Title:	Title:
By:_____	By:_____
Name:	Name:
Title:	Title:
By:_____	By:_____
Name:	Name:
Title:	Title:
By:_____	By:_____
Name:	Name:
Title:	Title:
By:_____	By:_____
Name:	Name:
Title:	Title:
By:_____	By:_____
Name:	Name:
Title:	Title:

EXHIBIT A

FORM OF JOINDER AGREEMENT

(For a sample joinder agreement, see Standard Document, LLC Agreement (Joinder Agreement).)

SCHEDULE A

Members Schedule

Member/Manager Name and Address	Capital Contribution (Amount of Cash/Description of Agreed Value of Property or Other Benefits)	Membership Interest
Eugene J Meehan 3900 Wood Ave, Miami, FL 33133		50%
E. Harold Gassenheimer 142 Sans Souci Dr., Coral Gables, FL 33133		50%

Total:		100%